FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of May 2013

CGG-Veritas

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG Announces First Quarter 2013 Results

A Promising First Quarter 2013 for the New CGG

PARIS, France – May 3rd 2013 – CGG (ISIN: 0000120164 – NYSE: CGG) announced today its non-audited first quarter 2013 consolidated results. All comparisons are made on a year-on-year basis with CGG 2012 results and before the acquisition of Fugro Geosciences.

For better visibility of our performance and a greater understanding of our businesses, from now on we will report on three Divisions and on EBIT level (EBIT= Operating Income + Equity from Investees’ contribution to Net Income).

•	Excellent start to the year with an EBIT at $162 million including a $35 million positive non-recurring impact from the Fugro Geosciences deal*

•	Group Revenue up 11%

•	Group EBIT margin was 19% or 15% without the positive non-recurring impact from the Fugro Geosciences deal

•	Strong EBIT margins from Geology, Geophysics & Reservoir (GGR) division at 31% and Equipment division at 28%

•	The Acquisition division’s EBIT margin was 8% despite difficult safety conditions in North Africa

•	Net income was $79 million

•

The backlog at the end of March was $1.4 billion, up 11% compared to the backlog of CGG stand alone at the end of December. It includes the order book of the Fugro Geosciences businesses and excludes the backlog of the Shallow Water/Ocean Bottom Cables (SWOBS) business.

•	New organization in place and fully operational

•	The integration of Fugro Geosciences teams is progressing as planned

•	Integration of Fugro’s four C-Class vessels, the Geo Barents and Geo Atlantic vessels into the CGG fleet on 1st February 2013 and production rate of the new fleet at 93%

•	Creation of Seabed Geosolutions Joint-Venture on 16th February 2013 as scheduled

•	Confirmation of the 2013 Financial Objectives

*	Including positive impact from Fugro Geoscience totaling +$35 million (+$85 million of capital gain from SWOBS activity and $(50) million of charges and provisions this quarter)

First Quarter 2013 Key Figures

In million $	First Quarter 2013		First Quarter 2012
Group Revenue	871		787
Sercel	251		348
Acquisition	594		383
Geology, Geophysics & Reservoir (GGR)	260		219
Group EBITDAs	313		212
Group EBIT	162	*	57
Sercel	69		116
Acquisition	47		(39)
GGR	81		37
Non-recurring items related to Fugro	35		0
Net Income	79		(3)
Cash Flow from Operations	63		193
Free Cash Flow	(148	)**	(7)
Net Debt	2 092		1 512
Capital Employed	6 776		5 443
Backlog	1 400		1 565

CGG CEO, Jean-Georges Malcor, commented:

“The positive impact of our 2010-2012 performance plan, the close monitoring of our operations and all our efforts to achieve technological and commercial differentiation have enabled the CGG Group to deliver a better than expected start to the year and a promising first quarter result. Group revenue increased by 11% and the EBIT margin stands at 15% not including the positive impact of non-recurring elements relating to the Fugro Geosciences deal.

The integration of Fugro Geosciences, since 1st February, is on track and progressing well as planned. The vessels have now been integrated into the CGG fleet and the high 93% production rate in the first quarter demonstrated the good operating performance of the entire fleet and of the newly acquired vessels in particular. Our Seabed Geosolutions Joint-Venture with Fugro, a world leader in seismic seabed acquisition, has been operational since 16th February and has already been awarded significant commercial contracts. In the new GGR division (Geology, Geophysics & Reservoir), the teams are now fully integrated and the Group now benefits from Robertson technological leadership and capabilities, from a leading position in Imaging, from a complete offer in Reservoir Characterization with Jason and Hampson-Russell and from an additional data management business. De Regt adds to Sercel’s range of products in the domain of submarine cable systems.

Our results are now reported for three divisions (Equipment, Acquisition and GGR) in order to showcase the diversity of our businesses, demonstrate their value and give the market better insight.

The outlook for 2013 remains strong and our Geosciences businesses are well positioned to meet our clients’ expectations as they face new geological challenges and the need for a better understanding of reservoir behavior. We confirm our 2013 objectives of 25% growth in Group revenue, an improvement in our EBIT margin, generation of positive free cash flow and an increasing return on capital employed.”

*	Including positive impact from Fugro Geosciences totaling +$35 million (+$85 million of capital gain from SWOBS activity and $(50) million of charges and provisions this quarter)
**	Free Cash Flow before the impact of the cash non-recurring elements related to the Fugro operation is $(132) million

Organization progressing as planned

Our new organization has been operational since 1st February 2013 with three divisions.

In the Equipment division, De Regt has joined Sercel which now has a specialized marine cable range of products.

In the Acquisition division, the integration of Fugro’s C-Class vessels is progressing as planned and as of 1st May, two of them have been equipped with BroadSeis technology during their planned dry docks and one of them has just started its first BroadSeis survey. The Geo Barents and the Geo Atlantic are operating on contracts. CGG does not intend to operate those two vessels at the end of their current commercial backlog. The Airborne organization will soon join the Group as it has obtained the appropriate clearances for the transfer of ownership.

In the new GGR division, more than 300 people specializing in subsurface imaging, 350 people specializing in geology, 50 engineers specializing in multi-client, and 250 people specializing in reservoir characterization have joined the CGG Group.

The Seabed Geosolutions Joint-Venture was created on 16th February 2013; the organization has been put in place, the teams are staffed and the JV has been awarded its first commercial contracts.

The $85 million capital gain on the partial sale of our SWOBS activity will be offset by non-recurring charges linked to the Fugro Geosciences acquisition throughout the year and the financial impact on the 2013 EBIT should be neutral.

During the first quarter, there was a positive non-recurring impact of $35 million which was related to this $85 million capital gain partially compensated by $50 million of non-recurring charges and provision for the adaptation of the fleet.

New CGG reporting from first quarter 2013

For better visibility of the performance of each of our businesses, we will report on the basis of three Divisions and on an EBIT (Operating Income + Equity from Investees’ contribution to Net Income) level starting this first quarter. CGG will also report every quarter on the capital employed per division.

Revenue information:

•	Our « Equipment » division including Sercel and De Regt remains unchanged: CGG will communicate on total revenue, external revenue and the split between land and marine sales.

•

Our « Acquisition » division groups together Marine, Land and Airborne Acquisition (when Airborne joins CGG). The Group will communicate on total acquisition revenue, external revenue and will provide also the split between, total marine Acquisition revenue and total Land and Airborne Acquisition revenue.

•

Our « GGR » division groups together the basin data activity of Robertson, land and marine Multi-Client Data, Data Management, Subsurface Imaging, Reservoir Characterization via Hampson-Russell and Jason. The Group will communicate on GGR total revenue and will provide also the split between Multi-Client and basin data revenue (including also Data Management) on one hand and Imaging & Reservoir revenue on the other hand.

•	Finally, an “elimination” line will regroup internal revenue between the Equipment division and the Acquisition division and between the Acquisition division (Marine or Land) and Multi-Client.

First Quarter 2013 Financial Results detailed by Division

Equipment

Equipment	First Quarter 2013	First Quarter 2012
In million $
Equipment Total Revenue	251	348
External Revenue	190	256
EBITDAs	81	127
Margin	32%	36%
EBIT	69	116
Margin	28%	33%
Capital Employed (in billion $)	0.8	—

Equipment division Total Revenue was $251 million, down 28% compared to a very strong first quarter in 2012 due to the delivery of land equipment for high-channel-count surveys in the Middle East. Marine equipment sales were up year-on-year and represented 54% of total revenue. Sales were also well distributed worldwide including Russia for winter operations. External sales were $190 million, down 26% and internal sales represented 24% of total revenue.

Equipment division EBITDAs was $81 million, a margin of 32%.

Equipment division EBIT was $69 million, a margin of 28% with the acceleration of qualification programs for new product ranges.

Equipment division Capital Employed was $0.8 Billion at the end of March 2013.

Acquisition

Acquisition	First Quarter 2013	First Quarter 2012
In million $
Acquisition Total Revenue	594	383
External Revenue	421	312
Total Marine	449	245
Total Land and Airborne Acquisition	145	138
EBITDAs	121	25
Margin	20%	7%
EBIT	47	(39)
Margin	8%	N.A
Capital Employed (in billion $)	3.3	—

Acquisition Division Total Revenue increased sharply to $594 million, up 55% year-on-year mainly due to good operational performance by Marine and a sustained Land acquisition winter campaign in Canada and in Alaska.

External revenue was at $421 million.

•

Marine Acquisition revenue increased sharply to $449 million, up 84% year-on-year. The four Fugro C-Class vessels and the Geo Barents and Geo Atlantic vessels joined CGG’s fleet on 1st February. Their backlog was dilutive and impacted the fleet’s availability rate which was at 88% this quarter. However, the production rate was high at 93%, with all vessels including the Fugro ones delivering a sound performance. 36% of the fleet was dedicated to multi-client programs.

•

Land and Airborne Acquisition revenue totalled $145 million, up 5% year-on-year. The winter campaign in North America was not as strong as last year but remained nevertheless sustained with seven crews working in Canada, four in the Lower 48 and two in Alaska. Our two crews in North Africa operated in difficult safety conditions this quarter. Airborne was not part of CGG in Q1.

Acquisition Division EBITDAs was $121 million, a margin of 20%.

Acquisition Division EBIT was $47 million, a margin of 8%, a strong improvement compared to the first quarter of 2012.

Acquisition Division Capital Employed was $3.3 Billion at the end of March 2013.

Geology, Geophysics & Reservoir (GGR)

GGR	First Quarter 2013	First Quarter 2012
In million $
GGR Revenue	260	219
Multi-client and basin data	123	114
Prefunding	61	43
Subsurface Imaging & Reservoir	137	105
EBITDAs	163	126
Margin	63%	57%
EBIT	81	37
Margin	31%	17%
Capital Employed (in billion $)	2.7	—

GGR Division Revenue was $260 million, up 18% year-on-year mainly related to a good performance by all businesses.

•	Multi-client and basin data revenue was $123 million, up 8% year-on-year:

•

Prefunding revenue was $61 million. Multi-Client Cash capex was at $127 million and was mainly focused in the Gulf of Mexico with the continuation of our IBALT program, offshore Angola, Australia and the North Sea. The prefunding rate was 48% this quarter.

•

Imaging & Reservoir revenue was $137 million, up 29% year-on-year with a record performance for our Subsurface Imaging centers, while geology and reservoir characterization businesses are operating in a buoyant market.

GGR Division EBITDAs was $163 million, a margin of 63%.

GGR Division EBIT was $81 million, a margin of 31%, including a $20 million capital gain from the sale of CGG’s remaining stake in Spectrum. The depreciation rate averaged 64%, the Net Book Value at the end of March 2013 was $726 million, including $39 million after purchase price allocation related to Robertson’s basin data library.

GGR Division Capital Employed was $2.7 Billion at the end of March 2013.

First Quarter 2013 Financial Results

Group Total Revenue was $871 million, up 11% year on year and was split with 22% from the Equipment division, down 26% year on year, 48% from the Acquisition division, up 35% year on year and 30% from the GGR division, up 18% year on year.

Group EBITDAs was $313 million, a margin of 36%. Before the $41 million positive impact of the Fugro Geosciences deal, Group EBITDAs was $272 million.

In million $	First Quarter 2013	First Quarter 2012
Group EBITDAs	313	212
Margin	36%	27%
Sercel	81	127
Acquisition	121	25
GGR	163	126
Eliminations	(83)	(55)
Corporate	(11)	(11)
Non-recurring items related to Fugro	41	0

Group EBIT was $162 million, a margin of 19%. Group EBIT was $128 million, a margin of 15% excluding the positive non-recurring impact related to Fugro Geosciences deal.

In million $	First Quarter 2013	First Quarter 2012
Group EBIT	162	57
Margin	19%	7%
Sercel	69	116
Acquisition	47	(39)
GGR	81	37
Eliminations	(56)	(42)
Corporate	(13)	(14)
Non-recurring items related to Fugro	35	0

Financial Charges were $51 million:

•	Cost of Debt was $46 million, while the total amount of interest paid during the quarter was $8 million.

•	Other financial items were negative at $5 million including $3 million related to additional bridge-loan commitments fees.

Taxes were $32 million including $7 million unfavorable impact of deferred tax on currency translation.

Group Net Income was $79 million.

After minority interests, Net Income attributable to the owners of CGG was a gain of $77 million/€58 million. EPS was positive at $0.43/€0.33.

Cash Flow

Cash Flow from operations was $63 million and includes a negative change in working capital of ($137 million).

Global Capex was $202 million this quarter.

•	Industrial capex was $64 million

•	Research & Development capex was $11 million

•	Multi-client cash capex was $127 million

	First Quarter 2013	First Quarter 2012
In million $
Capex	202	203
Industrial	64	120
R&D	11	7
Multi-client Cash	127	76
Marine MC	119	52
Other MC	8	24

Free Cash Flow

After interest expenses paid during the quarter and Capex, free cash flow was negative at $148 million due to the change in working capital following a strong fourth quarter 2012. Non including non-recurring items related to Fugro Geosciences, free cash flow was negative at $132 million.

Balance Sheet

Net Debt to Equity Ratio:

Group gross debt was $2.609 billion at the end of March 2013.

Available cash was $517 million. Group net debt was $2.092 billion at the end of March 2013.

Net debt to equity ratio, at the end of March 2013, was 46%.

First Quarter 2013 Comparisons with First Quarter 2012

Consolidated Income Statements	First Quarter	First Quarter
	2013	2012
In million $
Exchange rate euro/dollar	1.329	1.318
Operating Revenue	870.7	786.6
Sercel	250.7	347.8
Acquisition	594.0	382.8
GGR	259.6	219.3
Elimination	(233.6)	(163.3)
Gross Margin	196.1	138.6
Operating Income	151.8	53.8
Equity from Investments	10.6	3.6
EBIT	162.4	57.4
Sercel	69.1	115.5
Acquisition	47.2	(39.3)
GGR	80.7	37.3
Non-recurring items related to Fugro	34.7	0
Corporate and eliminations	(69.3)	(56.1)
Net Financial Costs	(51.3)	(41.9)
Income Taxes	(25.3)	(21.8)
Deferred Tax on Currency Translation	(6.7)	2.8
Net Income	79.1	(3.5)
Earnings per share in $	0.43	(0.05)
Earnings per share in €	0.33	(0.04)
EBITDAs	313.2	212.0
Sercel	81.2	126.9
Acquisition	121.2	25.1
GGR	163.5	126.1
Non-recurring items related to Fugro	40.9	0
Corporate and eliminations	(93.6)	(66.1)
Industrial Capex (including R&D capex)	74.9	127.1
Multi-client Cash Capex	127.2	75.5

Other Information

•

Jean-Georges Malcor, CEO, will comment on the results today, May 3rd, 2013 during the shareholders meeting at 9:30 AM (Paris time) – at Centre Eurosites George V - 28 avenue George V - PARIS 8th arrondissement.

•	An English language conference call is scheduled today May 3rd, 2013 at 3:00 PM (Paris time) – 2:00 PM (London time) – 8:00 AM (US CT) – 9:00 AM (US ET).

To take part in the English language conference, simply dial five to ten minutes prior to the scheduled start time.

- US Toll-Free	1-877-317-6789

- International call-in	1-412-317-6789

- Replay	1-877-344-7529 & 1-412-317-0088

Conference number: 10024652

You will be connected to the conference: “CGG Q1 2013 results”.

•	Copies of the presentation are posted on the Company website www.cgg.com and can be downloaded.

•	The conference call will be broadcast live on the CGG website www.cgg.com and a replay will be available for two weeks thereafter.

About CGG:

CGG (www.cgg.com) is a fully integrated Geosciences company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs 9,800 people around the world, all with a Passion for Geosciences and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts:

Relations Investisseurs

Christophe Barnini

Tel: +33 1 64 47 38 11

E-Mail: invrelparis@cgg.com

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2013

CONSOLIDATED BALANCE SHEET

Amounts in millions of U.S.$, unless indicated	March 31, 2013 (unaudited)	December 31, 2012 (restated*)
ASSETS
Cash and cash equivalents	516.8	1,520.2
Trade accounts and notes receivable, net	1,013.8	888.7
Inventories and work-in-progress, net	444.8	419.2
Income tax assets	130.9	111.7
Other current assets, net	183.0	139.6
Assets held for sale, net	13.6	393.9
Total current assets	2,302.9	3,473.3
Deferred tax assets	158.5	171.4
Investments and other financial assets, net	55.0	53.7
Investments in companies under equity method	331.3	124.5
Property, plant and equipment, net	1,711.8	1,159.5
Intangible assets, net	1,183.9	934.9
Goodwill, net	3,112.0	2,415.5
Total non-current assets	6,552.5	4,859.5
TOTAL ASSETS	8,855.4	8,332.8
LIABILITIES AND EQUITY Bank overdrafts	4.2	4.2
Current portion of financial debt	252.9	47.8
Trade accounts and notes payable	521.6	505.5
Accrued payroll costs	202.9	209.9
Income taxes liability payable	85.4	97.0
Advance billings to customers	30.3	36.0
Provisions – current portion	43.2	21.0
Other current liabilities	354.1	300.2
Total current liabilities	1,494.6	1,221.6
Deferred tax liabilities	138.6	106.0
Provisions – non-current portion	139.8	123.5
Financial debt	2,351.9	2,253.2
Other non-current liabilities	46.8	46.6
Total non-current liabilities	2,677.1	2,529.3
Common stock of 264,497,454 shares authorized and 176,453,758 shares with a €0.40 nominal value issued and outstanding at March 31, 2013 and 176,392,225 at December 31, 2012	92.5	92.4
Additional paid-in capital	3,179.7	3,179.1
Retained earnings	1,270.6	1,190.6
Other reserves	(20.2)	(27.8)
Treasury shares	(20.6)	(20.6)
Net income (loss) for the period attributable to the owners of CGGVeritas SA	76.7	75.2
Cumulative income and expense recognized directly in equity	(8.0)	(7.6)
Cumulative translation adjustment	11.4	1.9
Equity attributable to owners of CGGVeritas SA	4,582.1	4,483.2
Non-controlling interests	101.6	98.7
Total equity	4,683.7	4,581.9
TOTAL LIABILITIES AND EQUITY	8,855.4	8,332.8

*	Starting January 1, 2013, CGG applies IAS19 revised - Employee benefits. As the application of this new standard is a change of accounting policy, all comparative financial information has been restated to present comparative amounts for each period presented as if the new accounting policy had always been applied. The adjustments resulting from the immediate recognition of past services costs were as follows as of December 31, 2012: Increase in employee benefit liability of U.S.$15.9 million, decrease in opening retained earnings of U.S. $(10.0) million and decrease in deferred tax liability of U.S. $(5.9) million. The impact on our consolidated statement of operations for the three months ended March 31, 2012 was not significant.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

	Three months ended March 31,
Amounts in millions of U.S.$, except per share data or unless indicated	2013	2012 (restated*)
Operating revenues	870.7	786.6
Other income from ordinary activities	0.6	1.2
Total income from ordinary activities	871.3	787.8
Cost of operations	(675.2)	(649.2)
Gross profit	196.1	138.6
Research and development expenses, net	(26.1)	(21.8)
Marketing and selling expenses	(28.4)	(22.0)
General and administrative expenses	(51.0)	(47.1)
Other revenues (expenses), net	61.2	6.1
Operating income	151.8	53.8
Expenses related to financial debt	(46.9)	(39.5)
Income provided by cash and cash equivalents	0.6	0.9
Cost of financial debt, net	(46.3)	(38.6)
Other financial income (loss)	(5.0)	(3.3)
Income (loss) of consolidated companies before income taxes	100.5	11.9
Deferred taxes on currency translation	(6.7)	2.8
Other income taxes	(25.3)	(21.8)
Total income taxes	(32.0)	(19.0)
Net income (loss) from consolidated companies	68.5	(7.1)
Share of income (loss) in companies accounted for under equity method	10.6	3.6
Net income (loss)	79.1	(3.5)
Attributable to :
Owners of CGGVeritas SA	$76.7	(8.7)
Owners of CGGVeritas SA (1)	€57.7	(6.6)
Non-controlling interests	$2.4	5.2

Weighted average number of shares outstanding	176,423,717	158,667,680
Dilutive potential shares from stock-options	734,668	—	(2)
Dilutive potential shares from performance share plan	267,509	—	(2)
Dilutive potential shares from convertible bonds	24,150,635	—	(2)
Dilutive weighted average number of shares outstanding adjusted when dilutive	201,576,529	158,667,680
Net income (loss) per share
Basic	$0.43	(0.05	) (3)
Basic (1)	€0.33	(0.04	) (3)
Diluted	$0.42	(0.05	) (2) (3)
Diluted (1)	€0.32	(0.04	) (2) (3)

(1)	Converted at the average exchange rate of U.S. $1.329 and U.S. $1.318 per € for the periods ended March 31, 2013 and 2012, respectively.
(2)	As our net result was a loss, stock-options, performance shares plans and convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares, or in the calculation of diluted loss per share.
(3)	As a result of the capital increase of CGGVeritas SA in 2012 via an offering of preferential subscription rights to existing shareholders, the calculation of basic and diluted earnings per shares for 2012 has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.

UNAUDITED ANALYSIS BY OPERATING SEGMENT

We previously reported our results on the basis of two operating segments: Geophysical Services and Geophysical Equipment.

As a result of the acquisition of the Fugro’s Geoscience Division, we changed our organization, as well as the way management measures our performance. Since February 1, 2013, we are organized in three Divisions with the following operating segments:

•	Acquisition segment, which comprises:

•	Marine acquisition: seismic data acquisition offshore undertaken by us on behalf of a specific client;

•	Land and Airborne: other seismic data acquisition undertaken by us on behalf of a specific client;

•	Geology, Geophysics & Reservoir (“GGR”) segment which comprises:

•	Multi-clients, basin data and Data Management: seismic and geological data undertaken by us and licensed to a number of clients on a non-exclusive basis; and Data Management services;

•	Imaging and Reservoir: processing and imaging of geophysical data and reservoir characterization.

•	Equipment segment, which we conduct through Sercel, comprises our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and marine.

We also changed our main performance indicator from operating income to earnings before interest and tax (“EBIT”). We define EBIT as operating income plus our share of income in companies accounted for under the equity method. EBIT is used by management as performance indicator because it captures the contribution to our results of the significant businesses that we manage through our joint-ventures.

Prior period segment disclosure has been restated to reflect the new segments.

	Three months ended March 31,
	2013					2012 (restated*)
In millions of U.S.$, except for assets and capital employed in billion of U.S.$	Acqui- sition	GGR	Equip- ment	Eliminations and Other	Consolidated Total	Acqui- sition	GGR	Equip- ment	Eliminations and Other	Consolidated Total
Revenues from unaffiliated customers	421.3	259.6	189.8	—	870.7	311.8	219.3	255.5	—	786.6
Inter-segment revenues	172.7	—	60.9	(233.6)	—	71.0	—	92.3	(163.3)	—
Operating revenues	594.0	259.6	250.7	(233.6)	870.7	382.8	219.3	347.8	(163.3)	786.6
Depreciation and amortization (excluding multi-client surveys)	(88.4)	(12.0)	(11.4)	—	(111.8)	(64.3)	(9.2)	(10.5)	—	(84.0)
Depreciation and amortization of multi-client surveys	—	(71.6)	—	—	(71.6)	—	(81.2)	—	—	(81.2)
Share of income in companies accounted for under equity method (1)	9.1	1.5	—	—	10.6	0.9	2.7	—	—	3.6
Earnings before interest and tax (2)	47.2	80.7	69.1	(34.6)	162.4	(39.3)	37.3	115.5	(56.1)	57.4
Capital expenditures (excluding multi-client surveys) (3)	57.0	11.2	6.7	1.2	76.1	114.7	7.3	5.2	(9.9)	117.3
Investments in multi-client surveys, net cash	—	127.2	—	—	127.2	—	75.5	—	—	75.5
Capital employed (4)	3.3	2.7	0.8	—	6.8	3.1	1.7	0.6	—	5.4
Total assets (4)	3.9	2.9	1.1	0.4	8.3	3.5	1.9	0.9	0.5	6.8

(1)	Operational results of companies accounted for under equity method were U.S.$11.6 million and U.S.$7.2 million for the three months ended March 31, 2013 and 2012, respectively
(2)	GGR EBIT for the three months ended March 31, 2013 includes a gain of U.S.$19.8 million related to the sale of the Company’s shareholding interest in Spectrum ASA.

For the three months ended March 31, 2013, “eliminations and other” include general corporate expenses of U.S.$13.5 million, U.S.$(56.0) million of intra-group margin and U.S.$34.9 million non recurring items related to the acquisition of Fugro Geoscience Division: (i) gain of U.S.$84.5 million related to our contribution to our Seabed joint-venture with Fugro; (ii) restructuring costs of U.S.$31.1 million related to the acquired vessels from Fugro; and (iii) acquisition costs of U.S.$18.5 million.

For the three months ended March 31, 2012, general corporate expenses amounted to U.S.$14.0 million.

(3)	Capital expenditures include capitalized development costs of U.S.$10.8 million and U.S.$7.2 million for the three months ended March 31, 2013 and 2012, respectively.
(4)	Based on a preliminary Fugro purchase price allocation.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

	Three months ended March 31,
	2013	2012 (restated*)
Amounts in millions of U.S.$
OPERATING
Net income (loss)	79.1	(3.5)
Depreciation and amortization	111.8	84.0
Multi-client surveys depreciation and amortization	71.6	81.2
Depreciation and amortization capitalized to multi-client surveys	(27.0)	(13.2)
Variance on provisions	19.1	1.2
Stock based compensation expenses	5.0	6.2
Net gain (loss) on disposal of fixed assets	(99.7)	(5.5)
Equity income (loss) of investees	(10.6)	(3.6)
Dividends received from affiliates	—	—
Other non-cash items	5.5	1.8
Net cash including net cost of financial debt and income tax	154.8	148.6
Less net cost of financial debt	46.3	38.6
Less income tax expense	32.0	19.0
Net cash excluding net cost of financial debt and income tax	233.1	206.2
Income tax paid	(33.2)	(47.0)
Net cash before changes in working capital	199.9	159.2
- change in trade accounts and notes receivables	16.9	43.2
- change in inventories and work-in-progress	(15.2)	1.9
- change in other current assets	(1.1)	(58.0)
- change in trade accounts and notes payable	(89.5)	60.4
- change in other current liabilities	(51.1)	(28.4)
Impact of changes in exchange rate on financial items	2.9	14.2
Net cash provided by operating activities	62.8	192.5
INVESTING
Capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)	(76.1)	(117.3)
Investment in multi-client surveys, net cash	(127.2)	(75.5)
Proceeds from disposals of tangible and intangible assets	—	1.0
Total net proceeds from financial assets	33.7	—
Acquisition of investments, net of cash and cash equivalents acquired	(938.0)	(49.7)
Impact of changes in consolidation scope	—	—
Variation in loans granted	(0.5)	0.7
Variation in subsidies for capital expenditures	—	(1.2)
Variation in other non-current financial assets	0.2	(1.6)
Net cash used in investing activities	(1,107.9)	(243.6)
FINANCING
Repayment of long-term debts	(77.9)	(3.4)
Total issuance of long-term debts	111.8	—
Lease repayments	(5.4)	(10.6)
Change in short-term loans	(0.7)	—
Financial expenses paid	(7.5)	(6.9)
Net proceeds from capital increase
- from shareholders	0.7	0.2
- from non-controlling interests of integrated companies	—	—
Dividends paid and share capital reimbursements
- to shareholders	—	—
- to non-controlling interests of integrated companies	—	—
Acquisition/disposal from treasury shares	—	—
Net cash provided by (used in) financing activities	21.0	(20.7)
Effects of exchange rates on cash	20.7	2.7
Net increase (decrease) in cash and cash equivalents	(1,003.4)	(69.1)
Cash and cash equivalents at beginning of year	1,520.2	531.4
Cash and cash equivalents at end of period	516.8	462.3

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique - Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date May 3rd, 2013	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Senior EVP